Exhibit 99.1

ABN 82 010 975 612

2806 Ipswich Road Darra
Queensland 4076 Australia
Telephone: + 61 7 3273 9133
Facsimile: + 61 7 3375 1168
www.progen-pharma.com

Market Announcements Office

Australian Securities Exchange

20 Bridge Street

Sydney, NSW 2000

30 May 2013

Dear Sir / Madam

Form 605 — Notice of ceasing to be a substantial holder

The Board of Directors of Progen Pharmaceuticals Ltd (ASX: PGL, OTC: PGLA) (“Company”) hereby lodges a Form 605 on behalf of its substantial shareholders. The change of interest is due to the substantial shareholders ceasing to be associates of each other.

Please find attached the Form 605.

Best regards,

Blair Lucas

Company Secretary

ENDS

About Progen Pharmaceuticals Ltd

Progen Pharmaceuticals Limited is a biotechnology company committed to the discovery, development and commercialization of small molecule pharmaceuticals primarily for the treatment of cancer.  Progen has built a focus and strength in anti-cancer drug discovery and development.  www.progen-pharma.com

For more information:

Blair Lucas

Company Secretary

+61 7 3273 9133

+61 403 358 638

This release contains forward-looking statements that are based on current management expectations. These statements may differ materially from actual future events or results due to certain risks and uncertainties, including without limitation, risks associated with drug development and manufacture, risks inherent in the extensive regulatory approval process mandated by, amongst others, the United States Food and Drug Administration and the Australian Therapeutic Goods Administration, delays in obtaining the necessary approvals for clinical testing, patient recruitment, delays in the conduct of clinical trials, market acceptance of PI-88,  PG545, and other drugs, future capital needs, general economic conditions, and other risks and uncertainties detailed from time to time in the Company’s filings with the Australian Securities Exchange and the United States Securities and Exchange Commission. Moreover, there can be no assurance that others will not independently develop similar products or processes or design around patents owned or licensed by the Company, or that patents owned or licensed by the Company will provide meaningful protection or competitive advantages.

[LOGO] Form 605 Corporation Act 2001 Section 671B Notice of ceasing to be a substantial holder To Company Name/Scheme PROGEN Pharmaceuticals Limited ACN/ARSN 1. Details of substantial holder(1) Name SU-HUA CHUANG AND SEE ANNEXURE A ATTACHED ACN/ARSN (if applicable) The holder ceased to be a substantial holder or 24/05/13 The previous notice was given to the company on 10/06/09 The previous notice was dated 09/06/09 2. Changes in relevant Interests Particulars of each change in , or change in the nature of a relevant Interest (2) of the substantial holder or an associate (3) in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows: Date of change Person whose relevant interest changed Nature of change(4) Consideration given in relation to change(5) Class (6) and number of securities affected Person’s votes affected  SEE ANNEXURE B 3. Changes in association The person who have become associates (3) of, ceased to be associates of, or have changed the nature of their association (7) with, the substantial holder in relation to voting interests in the company or scheme are as follows: Name and ACN/ARSN (if applicable) Name of association SEE ANNEXURE C 4. Addresses The addresses of persons named in this form are as follows: Name Address SU-HUA CHUANG 19 HARRISON STREET STRETTON QLD4116 BRISBANE AND SEE ANNEXURE D Signature print name SU-HUA CHUANG capacity sign here Su-Hua Chuang date 27/5/2013

[LOGO] ANNEXURES TO FORM 605 PROGEN PHARMACEUTICALS LIMITED ANNEXURE A Name of first substantial holder: Su-Hua Chuang Name of second substantial holder: Fu-Ying Wang Name of third substantial holder: Fu Mei Wang Name of fourth substantial holder: Pai-Mao Lin ANNEXURE B Person whose relevant interest change Nature of change Consideration given in relation to change Class and number of securities affected Person’s votes affected su-Hua Chang Fu-Ying Wang Fu Mei Wang Pai-Mao Lin Each has ceased to be an associate of the other as they are no longer in a relevant agreement for the purpose of influencing the composition of the board of Progen Pharmaceuticals Limited, referring to the Form 603 dated 9 June 2009. Nil Fully Paid ordinary shares. ANNEXURE C Name Nature of association Su-Hua Chuang Fu-Ying Wang Fu Mei Wang Pai-Mao Lin Each has ceased to be an associate of the other as they are no longer in a relevant agreement for the purpose of influencing the composition of the board of Progen Pharmaceuticals Limited, referring to the Form 603 dated 9 June 2009. ANNEXURE D Name Address Su-Hua Chuang 19 Harrison Street, Stretton, Queensland 4116 Fu-Ying Wang F3, No.24, 26 Alley, 190 Lane, Chung Shan North Road, Sec. 7, Taipei City, Taiwan, Roc Fu Mei Wang F3, No.24, 26 Alley, 190 Lane, Chung Shan North Road, Sec. 7, Taipei City, Taiwan, Roc Pai-Mao Lin 19 Harrison Street, Stretton, Queensland 4116